Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Income (Loss) before income taxes and extraordinary item and cumulative effect of accounting change	$739,893	$285,435	$343,127	$306,500	$54,540	$24,144
Minus: Equity in net income of investees	(431)	0	(1,211)	(3,011)	(2,175)	(2,608)
Plus: Fixed charges	26,386	26,204	22,103	4,310	1,067	(44)
Income (loss) available for fixed charges	$765,848	$311,639	$364,019	$307,799	$53,432	$21,492
Fixed charges:
Interest and amortization on indebtedness	22,090	22,504	17,970	1,410	—	—
Estimate of interest component within rental expense net of sublease (income)(1)	4,296	3,700	4,133	2,900	1,067	(44)
Total fixed charges	26,386	26,204	22,103	4,310	1,067	(44)
Preference dividends	20,655	—	—	—	—	—
Total fixed charges and preference dividends	47,041	26,204	22,103	4,310	1,067	(44)
Ratio of earnings to fixed charges	29.0	11.9	16.5	71.4	50.1	(488.5)
Ratio of earnings to fixed charges and preference dividends	16.3	11.9	16.5	71.4	50.1	(488.5)

(1)          Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.